Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                               21 June 2006

                              WPP GROUP PLC ("WPP")

                      OgilvyOne acquires Leopard in the US


WPP announces that its wholly-owned operating company OgilvyOne Worldwide, the leading provider of direct, promotion and relationship marketing services, has acquired the entire issued share capital of Leopard Communications, Inc. ("Leopard"), a leading independent business-to-business marketing agency.

Founded in 1984, Colorado-based Leopard employs 113 people and specializes in helping companies accelerate the sales cycle for complex B2B products and services. This acquisition will allow OgilvyOne to provide a fully integrated solution to its business-to-business clients, incorporating branded communication strategies with sophisticated sales solutions. Leopard has also developed proprietary technology for digital asset management. Leopard and OgilvyOne share key clients including IBM and SAP.

Leopard reported unaudited revenues of $11.5m for the year ended 31 December 2005 and had net assets of $2.6m at the same date.

The acquisition of Leopard continues WPP's strategy of expanding its networks in fast-growing and important markets.

Contact:

Feona McEwan, WPP               +44-20 7408 2204
www.wpp.com.